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                                            Filed by Destron Fearing Corporation
                           pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                    Subject Company: Destron Fearing Corporation
                                                     Commission file No. 0-19688



FROM:                                           FOR:
BlueFire Partners                               Destron Fearing Corp.
1300 Fifth Street Towers, 150 S. 5th St.        490 Villaume Avenue
Minneapolis, Minn.  55402                       South St. Paul, Minn. 55075
Contact- Doug Ewing or Tom Langenfeld           Contact-Tom Patin (651) 455-1621
(612) 371-0000

FOR IMMEDIATE RELEASE

           DESTRON FEARING CORPORATION TO ADJOURN SPECIAL SHAREHOLDER
                           MEETING TO AUGUST 25, 2000

     SOUTH ST. PAUL, Minn., August 7--Destron Fearing Corporation (Nasdaq:DFCO) announced today that its special shareholder meeting scheduled for August 8, 2000, at 1:00 pm at the Sheraton Midway Hotel, I-94 at Hamline Ave., St. Paul, MN, will commence as scheduled, but will be adjourned to 1:00 pm CDT on August 25, 2000, at the same location. This meeting had been scheduled to vote on the proposed acquisition of Destron Fearing Corporation by Applied Digital Solutions, Inc. (Nasdaq:ADSX). Destron currently has a sufficient number of shares to constitute a quorum, but will adjourn its special meeting of shareholders to coordinate the action of its shareholders with the actions of Applied Digital's shareholders.

         Destron Fearing Corporation, based in South St. Paul, Minn., has been in the animal identification business since 1945 and manufactures a broad line of electronic and visual identification devices and information systems for companion animals, livestock, laboratory animals, fish and wildlife. The company owns patents worldwide in microchip technology and is a leader in the world evolution of radio frequency animal identification. For more information about Destron Fearing Corporation, visit the company's web site at: www.destronfearing.com.

         This news release contains forward-looking statements under the Private Securities Litigation Reform Act of 1995 that are subject to certain risks and uncertainties which could cause actual results to differ materially from those currently anticipated or projected. These risks include uncertainties related to the timing and implementation of various government programs in the United States and overseas, the timing of orders received under various contracts, the degree to which prospective customers accept the company's technology, the outcome of litigation, and other risks as outlined in the


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company's filings with the Securities and Exchange Commission on Forms 10-K and
10-Q.

         Applied Digital Solutions, its directors, executive officers and employees may be soliciting proxies from Applied Digital Solutions shareholders in favor of the merger. Information concerning Applied Digital Solutions' participants in the solicitation was filed on June 27, 2000 with the SEC in the joint proxy statement/ prospectus. In addition, Destron Fearing, its directors and employees may be soliciting proxies from Destron Fearing stockholders in favor of the merger. Information concerning Destron Fearing's participants in the solicitation was filed with the SEC on June 27, 200 in the joint proxy statement/ prospectus.

         Destron Fearing and Applied Digital Solutions have filed a joint proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the "SEC"). DESTRON URGES INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Destron Fearing will be available free of charge from Destron Fearing Corporation, 490 Villaume Avenue, South St. Paul, MN 55075; Attention: James Santelli, Chief Financial Officer, Telephone (651) 552-6325. READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.